UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [November] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    (  ✓  )  No     Form 40-F    (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )    No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated November 14, 2007. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE THIRD QUARTER RESULTS FOR FISCAL YEAR 2007

Seoul, Korea, November 15, 2007 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the nine months ended September 30, 2007

The Company reported total revenues of 60,588 million won for the third quarter of 2007, decreased by 4.6 percent from total revenues of 63,520 million won for the third quarter of 2006. And, gross profit for the third quarter of 2007 was 13,211 million won increased by 88.8 percent from gross profit of 6,999 million won for the third quarter of 2006. Mirae accounted 1,063 million won of operating profit that improved its operating income by 115.9 percent or turnaround from 6,676 million won of operating loss for the third quarter of 2006. Moreover, Mirae accounted 249 million won of ordinary profit and net profit, respectively, for the third quarter of 2007; whereas, ordinary loss and net loss of 7,304 million won for the third quarter of 2006.

[Table 1.] Summary of Operating Results of FY 2007 3Q vs. FY 2006 3Q

(Unit: in million Korean won, %)

Category	FY 2007 3Q	FY 2006 3Q	% Change	Comment
Revenues	60,588	63,520	- 4.6
Gross profit	13,211	6,999	+ 88.8
Operating income (loss)	1,063	(6,676)		Turnover Operating Profit
Ordinary income (loss)	249	(7,304)		Turnover Ordinary Profit
Net income (loss)	249	(7,304)		Turnover Net Profit

Total revenues decreased for the third quarter of 2007 compared to the same period of 2006, slightly. However, operating income increased by 115.9 percent mainly due to the reduced sales commission fees of worldwide sales for the third quarter of 2007, compared to the same period of 2006.

Mirae Corporation emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company’s overseas sales for the third quarter of 2007 reached 63.8 percent of the total revenue due to new customer development. Sales of Asia region was 17,467 million won, or 28.8 percent of total revenue for the third quarter of 2007, whereas, Sales of Asia region was 7,726 million won, or 12.2 percent for the third quarter of 2006. Especially, Assembly and Test Equipment Division (former Semiconductor Equipment Division) account for 80.9 percent of the total revenue, whereas, SMD Placement System Division account for 18.6 percent of the total revenue.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2007 3Q	FY 2006 3Q
Asia	28.8	12.2
Europe	3.8	5.2
US	31.2	22.8
Overseas Total	63.8	40.2
Domestic	36.2	59.8
Total	100.0	100.0

Each division fully portrays its figures for the third quarter of 2007 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 48,993 million won, or 5.1 percent increase, for the third quarter of 2007 from 46,596 million won for the third quarter of 2006. In addition, SMD Placement System Division (SMT) generated revenues of 11,263 million won for the third quarter of 2007, increased by 9.9 percent from 10,253 million won for the third quarter of 2006. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 80.9 percent, 18.6 percent and 0.5 percent, respectively, for the third quarter of 2007.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2007 3Q	FY 2006 3Q	% Change
ATE Division	48,993	46,596	+ 5.1
SMT Division	11,263	10,253	+ 9.9
Other	332	6,671	- 95.0
Total	60,588	63,520	- 4.6

Highlights of FY 2007

January 3, 2007

•	Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge was collateralized deposit by Mirae Corporation.

1. Summary

Mirae Corporation provided pledge our deposit as collateral to our affiliated company Cyberbank Corporation and the repayment of the borrowings is not made for the creditor Korea Development Bank by Cyberbank Corporation. As of January 3, 2007, Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge that collateralized deposit by Mirae Corporation. According to the contractual obligation with creditor, Mirae Corporation has to subrogate the debt of Cyberbank Corporation.

2. Mirae Corporation provided collateral of deposit in the total amount of Won 23,000 million for the repayment of borrowings. As of January 3, 2007, Mirae Corporation will have to subrogate the debt in the amount of Won 15,000 million (12.3% of Equity Capital) of Cyberbank Corporation due to the repayment of the borrowings was not made for the creditor.

January 9, 2007

•	Decision on disposal of Equities of SOFTFORUM Co., Ltd.

Number of Shares to be disposed: 230,810

Disposal Amount (KRW): 820,634,540

Number of Shares held after disposal: 0

January 16, 2007

•	Decision on investment in SOFTFORUM Co., Ltd.

Number of Shares to be acquired: 243,331

Acquisition Amount (KRW): 661,860,320

Number of Shares held after acquisition: 243,331

Purpose of Acquisition: Taking profit from general investment

February 12, 2007

•	Decision on disposal of Equities of SOFTFORUM Co., Ltd.

Number of Shares to be disposed: 243,331

Disposal Amount (KRW): 973,324,000

Number of Shares held after disposal: 0

March 5, 2007

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 27, 2007

The agenda for the 16th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2006.

2) Partial amendment to articles of incorporation.

3) Approval of the ceiling amount of the Remuneration for Directors

March 27, 2007

•	Result of the 16th Annual Shareholders’ Meeting

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2006

•	Resolved as proposed

2) Partial amendment to articles of Incorporation

•	Resolved as proposed

3) Approval of the ceiling amount of remuneration for directors

Resolved as proposed

April 27, 2007

•	Cancellation of Stock Option Granted

Number of Grantees cancelled: 44 employees

Number of Shares cancelled: 2,280,795 Common Shares

Total Stock Option Granted after this Cancellation: 3,833,255

May 14, 2007

•	Decision on investment in Slim Disc Corporation

Number of Shares to be acquired: 16,119

Acquisition Amount (KRW): 80,595,000

Number of Shares held after acquisition: 16,119

Number of Shareholding ration after acquisition: 23.03%

•	Addition of Affiliated Company

Name of Company: Slim Disc Corporation

Main Business: Development, Manufacture and Sale of multi media related product and disc.

July 19, 2007

•	Decision on investment in GLD Corporation

Number of Shares to be acquired: 15,103,166

Acquisition Amount (KRW): 15,103,166,000

Number of Shares held after acquisition: 16,303,166

Number of Shareholding ration after acquisition: 98%

October 19, 2007

•	Cancellation of Stock Option Granted

Number of Grantees cancelled: 5 employees

Number of Shares cancelled: 507,343 Common Shares

Total Stock Option Granted after this Cancellation: 3,325,912

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

Balance Sheet

Income Statement

Cash Flow

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

SEPTEMBER 30, 2007

DECEMBER 31, 2006

(In millions of Korean won)

	FY 2007 3Q	FY 2006
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents	1,147	3,875
Short-term financial instruments	22,000	38,023
Marketable securities	52	66
Accounts receivable—trade, net	27,677	28,074
Short-term loan	1,052	259
Accounts receivable—other	7,231	7,065
Inventories	19,899	15,014
Accrued interest income	596	648
Advance payments and others	2,637	2,743
Prepaid income taxes	169	268

Total Current Assets	82,460	96,035

NON-CURRENT ASSETS :
Property, plant and equipment—net	35,481	41,629
Intangible assets—net	10,003	15,650
Available-for-sale securities	2,902	3,525
Long-term and restricted bank deposits	674	673
Guarantee deposits, net	4,470	5,127
Long-term receivables	1,634	1,634
Long-term loans and other	402	540
Equity securities	14,978	—

Total Non-Current Assets	70,544	68,778

TOTAL ASSETS	153,004	164,813

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

SEPTEMBER 30, 2007

DECEMBER 31, 2006

(In millions of Korean won)

	FY 2007 3Q	FY 2006
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES :
Accounts payable—trade	9,903	7,890
Short-term borrowings	40,569	41,627
Accounts payable—other	1,470	1,333
Advance receipts from customers	23	1,978
Withholdings	133	164
Accrued expenses and other	1,648	2,166
Short-term guarantee deposits received	368	41
Current long-term liability	848	1,142
Allowance for guarantee deposited and others	1,378	16,378

Total Current Liabilities	56,340	72,719

LONG-TERM LIABILITIES :
Long-term borrowings	9,109	3,995
Long-term guarantee deposits received	59	—
Accrued severance indemnities, net	1,447	1,774
Deffered tax liabilities	—	145

Total Long-term Liabilities	10,615	5,914

Total Liabilities	66,955	78,633

SHAREHOLDERS' EQUITY :
Capital stock
Common stock—par value (Won)100 per share; issued and outstanding 183 million shares as of September 30, 2007 and December 31 2006	18,387	18,387
Capital surplus :
Additional paid-in capital	132,616	132,616
Other Capital Surplus	651	192
Retained earnings(Accumulated deficit) :
Unappropriated	(63,066)	(63,316)
Capital adjustments :
Treasury stock	(2,379)	(2,379)
Gain on valuation of investment securities	—	381
Loss on disposition of treasury stock	(1,445)	(1,445)
Additional paid-in capital—employee stock options	1,285	1,744

Total Shareholders' Equity	86,049	86,180

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	153,004	164,813

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(In millions of Korean won, except per share data)

	FY 2007 3Q	FY 2006 3Q
	(Unaudited)	(Unaudited)
REVENUES	60,588	63,520
COST OF SALES	47,378	56,521

GROSS PROFIT	13,211	6,999
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	12,148	13,675

OPERATING INCOME (LOSS)	1,063	(6,676)

OTHER INCOMES	2,700	4,174
OTHER EXPENSES	3,514	4,802

ORDINARY PROFIT (LOSS)	249	(7,304)

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME(LOSS)	249	(7,304)

NET INCOME(LOSS) PER SHARE (In Korean won)	1	(26)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(In millions of Korean won)

	FY 2007 3Q	FY 2006 3Q
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	249	(7,304)

Expenses not involving cash payments :
Provision for severance indemnities	806	622
Depreciation and amortization	2,584	2,901
Allowance for bad debts	—	—
Loss from depreciation of intangible assets	2,434	1,269
Allowance for bad debts for others	—	427
Foreign currency translation loss	215	666
Loss from valuation of short-term securities	14	—
Loss from disposal of tangible asset	—	1
Loss from disposal and valuation of Available-for-sale securities	151	—
Equity in losses of affiliate	—	201
Loss on disposition of short-term securities	—	4
Expense from A/S	1,050	720
Compensation cost related to stock options	—	80
Loss from disposal of account receivable	—	29
Others	—	—

Sub-total	7,254	6,920

Income not involving cash receipts :
Foreign currency translation gain	(135)	(651)
Recapture of present value discount account	0	(249)
Gain on disposal and valuation of marketable securities	0	(18)
Gain on disposal of tangible assets	(24)	(14)
Gain on disposition of investment securities	—	0
Reversal of allowance for bad debts	(47)	(909)
Gain on disposal of available-for-sale securities	(908)	0

Sub-total	(1,114)	(1,841)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(In millions of Korean won)

	FY 2007 3Q	FY 2006 3Q
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable—trade	126	19,938
Accounts receivable—other	(114)	371
Accrued income	51	(228)
Advance payments	(320)	(5,262)
Prepaid expenses	24	27
Prepaid income tax	99	6
Inventories	(8,002)	2,987
Accounts payable—trade	2,019	(10,347)
Accounts payable—other	138	(251)
Advance receipts from customers	(1,955)	373
Withholdings	(31)	97
Accrued expenses	(518)	7
Loss from construction warranty	—	(3)
Severance indemnity payments	(1,134)	(1,061)
Decrease in provision for guarantees of the indebtedness	—	(2,077)

Sub-total	(9,617)	4,577

	(3,228)	2,352

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	13,013	25,119
Decrease in Trading securities	1,788	4,256
Decrease in short-term loans	225	—
Proceeds from disposal of available-for-sale securities	1,917	—
Decrease in long-term loans	138	368
Decrease in guarantee deposits	1,536	962
Proceeds from disposal of property, plant and equipment	31	154
Proceeds from disposal of other intangible assets	11	—
Increase in guarantee deposits	343	7
Increase in Long term guarantee deposits	59	10
Decrease in long-term financial instruments	—	2

	19,061	30,878

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(In millions of Korean won)

	FY 2007 3Q	FY 2006 3Q
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in investment securities	1,788	4,009
Increase in short-term loans	1,014	150
Increase in long-term financial instruments	—	7
Acquisition of investment securities by equity method	1,281	—
Acquisition of available-for-sale securities	1,062	507
Increase in guarantee deposits	879	1,102
Acquisition of property, plant and equipment	36	550
Increase in construction in-progress	—	453
Acquisition of other tangible assets	525	686
Acquisition of industrial rights	232	404
Increase in research and development cost	3,503	4,378
Decrease in guarantee deposits	15	—
Decrease in Long term guarantee deposits	—	104
Increase in short-term financial instruments	12,000	24,035

	22,335	36,385

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash in flows from financing activities :
Issuance of common shares	—	—
Increase in short-term borrowings	—	39,024
Increase in long-term borrowings	6,000	—

Sub total	6,000	39,024

Cash out flows from financing activities :
Decrease in short-term borrowings	(1,083)	(39,658)
Decrease in long-term borrowings	—	(16)
Decrease in current maturities of long-term liabilities	(1,142)	(297)

Sub total	(2,225)	(39,971)

	3,775	(947)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,728)	(4,102)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3,875	7,143

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	1,147	3,041